

Mail Stop 3720

May 28, 2009

Mr. Mark A. Peters
Executive Vice President and Chief Financial Officer
tw telecom inc.
10475 Park Meadows Drive
Littleton, CO 80124

      Re: tw telecom inc.
          Form 10-K for the Fiscal Year Ended December 31, 2008
          and Documents Incorporated by Reference
          Filed February 24, 2009
          File No. 001-34243

Dear Mr. Peters:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 35

1. We note that goodwill accounted for 18% of total assets as of December 31, 2008. We note from page 32 that although revenue continued to grow, your growth rates were slowed by the recent economic downtown. As a result of your impairment test of your reporting unit as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

    •   Describe the significant estimates and assumptions you employed to determine the fair value of your reporting unit in your impairment analysis. For example, you should disclose the discount rate for the reporting unit and how the discount rate was determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

        1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

        2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

        3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

    •   Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

    For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2. Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your one consolidated reporting unit. We note that you operate in 75 metropolitan markets.

Impairment of Long-lived Assets, page 36

3. Tell us the regions you identified. In addition, tell us how each region is the asset group that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. We note that you operate in 75 metropolitan markets.

Selected Consolidated and Combined Financial and Other Operating Data, page 29
Statements of Operations Data, page 40

4. Refer to "Modified EBITDA" and footnote (5). Since you use this measure to evaluate liquidity as well as operating performance, also reconcile it to the most closely comparable GAAP measure of liquidity, cash flows from operating activities.

5. In future filings, please disclose that management uses Modified EBITDA in determining levels of executive compensation.

Net Income (Loss) and Modified EBITDA, pages 43 and 45

6. Expand to discuss in more detail what the Modified EBITDA data tells you about your operating performance including prospects for the future.

Capital Expenditures and Requirements, page 49

7. Disclose the nature and amounts of your discretionary and non-discretionary expected capital expenditures of approximately $250 million to $275 million. In addition, disclose the anticipated funding sources for these expenditures.

Note 1. Segment Reporting, page 69

8. Tell us the operating segments you identified under paragraphs 10-15 of SFAS 131. In addition, tell us in detail how you met the aggregation criteria under paragraph 17 including similar economic characteristics. We note that you operate in 75 metropolitan markets. We also note that your assessment of an impairment of your long-lived assets is based on estimated future undiscounted cash flows for each region.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 34

9. It appears from your disclosure on pages 34-38 that the Compensation Committee uses the two surveys listed at the top of page 36 for benchmarking purposes in additional to the peer group data. If so, you must identify the component companies of the surveys. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

Short-Term Incentives, page 37

10. Please disclose the target payout as a percentage of base salary for each named executive officer.

11. You provide a list of individual performance factors on page 38 that the Compensation Committee and CEO considered in determining the amount of cash compensation awarded under the Annual Incentive Plan. Please discuss more specifically how the Committee and the CEO assessed each of the listed factors and determined to award the particular payout amounts.

12. You disclose that the board determined that the performance-based RSUs granted in January 2007 should vest at 93% based upon the achievement of two performance measures. In future filings, please disclose, for each named executive officer, the performance targets and threshold levels for each performance goal. See Regulation S-K Item 402(b)(v), (vi) and (vii). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Regulation S-K Item 402(b), please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goals. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations.

<u>Long-Term Equity Incentives, page 38</u>

13. We note your statement that in determining the size and type of equity awards granted to your named executive officers, the Compensation Committee considered the unvested values of prior equity grants and the value of equity granted to executives in comparable roles at peer group companies. We also note the range in amounts of options awarded to your named executive officers during fiscal 2008 from 120,000 to 500,000. Please explain what factors the Compensation Committee considered in its determination to award differing amounts of options to each of your named executive officers.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director